Exhibit 1

January 16, 2013

Fission Energy Corp.

700 - 1620 Dickson Avenue

Kelowna, BC

V1Y 9Y2

Attention:        Mr. Devinder Randhawa, Chairman and Chief Executive Officer

Dear Sirs/Mesdames:

Re:        Transaction Involving Denison Mines Corp. and Fission Energy Corp.

This letter sets forth the binding agreement between us regarding the acquisition (the “Transaction”) by Denison Mines Corp., either directly or through a wholly owned subsidiary (“Denison”), of all of the issued and outstanding common shares of Fission Energy Corp. (together with its subsidiaries, “Fission”), such that Denison will own 100% of Fission on a fully-diluted basis, directly or indirectly.

While this letter sets out the basic binding provisions regarding the Transaction, we agree that the Transaction is intended to proceed pursuant to a definitive acquisition agreement (the “Acquisition Agreement”), which shall be consistent with this letter agreement and set out the detailed provisions regarding the Transaction and its structure and other terms, conditions, representations and warranties that are usual in a transaction of the nature of the Transaction. Denison and Fission agree to proceed forthwith and in good faith to negotiate and finalize the Acquisition Agreement. Notwithstanding the foregoing, if we are not successful in entering into an Acquisition Agreement on or before February 28, 2013 or such later date as we may agree, acting reasonably, the Transaction shall proceed pursuant to this letter agreement.

Fission will use its best efforts to obtain support agreements, substantially in the form attached as Schedule A to this letter agreement, (the “Fission Support Agreements”) with Fission’s directors and officers and significant shareholders, including, without limitation, Sprott Asset Management LP, pursuant to which, subject to the terms and conditions thereof, they each agree to tender to or vote in favour of the Transaction and which shall be entered into as soon as possible and in any event no later than January 30, 2013 or such later date as Denison may agree.

If Denison is required pursuant to applicable securities Laws or the requirements of any stock exchange on which its securities are listed or quoted to obtain shareholder approval of the Transaction, Denison will use its best efforts to obtain support agreements, on substantially similar terms to the Fission Support Agreements, with Denison’s directors and officers pursuant to which, subject to the terms and conditions thereof, they each agree to vote in favour of the Transaction and which shall be entered into promptly following a determination that such approval is required.

Certain terms bearing initial capital letters that are not defined in the body of this letter agreement have the meanings set out in Schedule B attached to this letter agreement.

1.	Acquisition

Denison shall acquire all of the outstanding shares of Fission (“Fission Shares”) on the basis that shareholders of Fission (the “Fission Shareholders”) will receive 0.355 of a common share of Denison (each, a “Denison Share”) for each Fission Share held, provided that no fractional Denison Shares shall be issued, (the “Exchange Ratio”) and one share in a new exploration company (“Spinco”) for each Fission Share held.

Subject to receipt of all necessary regulatory approvals, all outstanding options to purchase Fission Shares (“Fission Options”) and all outstanding warrants to purchase Fission Shares (“Fission Warrants”) shall be adjusted and exchanged in accordance with the adjustment provisions in the relevant options, option plan, warrant indentures and warrant certificates, as the case may be, and in a manner that is favourable from a tax perspective to Denison and to Fission and its shareholders, optionholders and warrant holders.

The Transaction will be structured as plan of arrangement or a take-over bid, to be determined in a manner that is favourable from a tax perspective to Denison and to Fission and its shareholders, optionholders and warrant holders.

2.	Spinco

(a)	Fission shall retain its interests in the properties listed in Schedule C to this letter agreement, and the assets, debts, obligations and liabilities related to those properties (collectively, the “Retained Interests”). All other properties and interests, assets, debts, obligations and liabilities, of Fission, and Fission’s ending working capital position, (the “Spinco Interests”) will be transferred to Spinco.

(b)	Notwithstanding the foregoing:

(i)	an amount of cash will be left in Fission that is, in the opinion of Denison and Fission, each acting reasonably, equal to the amount of all accounts payable of Fission existing at the time of completion of the Transaction for expenses incurred in respect of the Retained Interests to and including the date of this letter agreement (if any), and the Spinco Interests shall not include such cash amount;

(ii)	at closing of the Transaction, Denison shall reimburse Fission for all expenses actually incurred by Fission in respect of the Retained Interests after the date of this letter agreement, provided such expenses are incurred in compliance with Section 6(c), and such reimbursement amount shall be included in the Spinco Interests;

(iii)	the expenses referred to in clauses (i) and (ii) shall include expenditures actually incurred on exploration programs and costs actually incurred, if any, to keep the relevant interests in good standing; and

(iv)	for the purposes of clause (i) and for the purposes of closing the Transaction, the parties will estimate the amount of accounts payable referred to in clause (i), Denison will provide the actual amount of accounts payable within 60 days of closing of the Transaction and if the estimate was incorrect by more than $50,000, the applicable party will make a cash payment to the other party in the amount of the difference.

(c)	The establishment of Spinco and the transfer of the Spinco Interests to Spinco (the “Spin Out”) will be structured and carried out by the parties diligently and in good faith in a manner that is favourable from a tax perspective to Fission, the Fission Shareholders and Denison, and is as cost efficient as possible, and in accordance with the following provisions:

(i)	Denison will pay up to 50% of the costs of the Spin Out, subject to a maximum payment by Denison of $500,000, and all costs in excess of such amount shall be paid by Fission prior to the Effective Date (and therefore reduce the working capital amount transferred to Spinco as part of the Spin Out) and by Spinco after the Effective Date;

(ii)	Denison shall have the right to approve, such approval not to be unreasonably withheld, in advance, the steps and costs to be taken in connection with structuring and implementing the Spin Out, in order to maximize cost efficiency; and

(iii)	For the purposes of this clause (c), the costs of the Spin Out shall consist of:

A.	the actual costs reasonably incurred relating to establishing Spinco and listing Spinco on an exchange in Canada, including regulatory and other filing fees and legal, accounting and technical consulting fees;

B.	the actual costs reasonably incurred in connection with transferring the Spinco Interests to Spinco; and

C.	taxes finally determined to be payable by Fission, Spinco and/or Spinco’s subsidiaries as a direct consequence of the Spin Out and/or the distribution of the shares of Spinco to the Fission Shareholders (including any withholding taxes, interest and penalties, if any), but shall exclude any costs with respect to the transfer of the Spinco Interests in Peru other than taxes, if any, finally determined to be payable pursuant to tax Laws of Peru.

(d)	From and after closing of the Transaction:

(i)	Spinco shall indemnify Denison and Fission against any and all claims, demands, losses, actions, causes of action, costs, charges, expenses, including actual legal and accounting fees and disbursements, damages and liabilities whatsoever (collectively, “claims”) arising in connection with or relating in any way to (A) the Spinco Interests; (B) the joint venture and other agreements governing the Spinco Interests; (C) any work, including exploration programs, conducted with respect to any of the Spinco Interests at any time; or (D) carrying out or implementing the Spin Out, including, without limitation, any tax liabilities (including withholding taxes, interest and penalties, if any) in respect of the Spin Out or the distribution of the shares of Spinco to the Fission Shareholders, to the extent that any such claims, including tax liabilities, arising under (D) exceed the amount payable by Denison pursuant to sub-clause (c)(i); and

(ii)	Denison shall indemnify Spinco against any and all claims arising in connection with or relating in any way to (A) the Retained Interests; (B) the joint venture agreements governing the Retained Interests; or (C) any work, including exploration programs, conducted with respect to any of the Retained Interests at any time.

3.	Representations and Warranties of Fission

Fission represents and warrants to Denison, and acknowledges that Denison is relying upon these representations and warranties in connection with entering into this letter agreement and completing the Transaction as follows:

(a)	Fission’s public record is complete, accurate and up to date and no material change has occurred in the business, operations, affairs or capital of Fission that has not been publicly disclosed;

(b)	Fission has no material liabilities and is not subject to any significant encumbrances or any material litigation that has not been disclosed in the public record;

(c)	Fission has not entered into any joint venture and/or work program relating to any property or project that is part of the Retained Interests for which Fission will be required to pay greater than $1,000,000 over the next three months that has not been disclosed in the public record;

(d)	The agreements listed in Part A of Schedule D to this letter agreement constitute all the joint venture agreements entered into by Fission governing any of the Retained Interests and the agreements listed in Part B of Schedule D to this letter agreement constitute all of the joint venture agreements entered into by Fission governing any of the Spinco Interests. No approval or consent of any counterparty to any such joint venture agreement is necessary to permit the Spin Out and the Transaction to proceed or in order that such joint venture agreements continue in full force and effect following consummation of the Spin Out and the Transaction, and the consummation of the Spin Out and the Transaction will not give any counterparty the right to acquire any additional interest in the properties that are subject to such joint venture agreements, except as specifically set out in Schedule D with respect to each such joint venture agreement. If any approval or consent of any counterparty to any such joint venture agreements to the Spin Out and/or the Transaction is required, Fission shall, following consultation with, and in ongoing consultation with Denison, obtain such required consents and approvals;

(e)	Fission has spent all amounts required with respect to flow-through shares issued by Fission on qualifying Canadian exploration expenditures (within the meaning of the Income Tax Act (Canada), except for amounts with respect to the 10,001,001 flow-through common shares that were issued on or about December 21, 2012 as disclosed in the news release of Fission issued on December 21, 2012;

(f)	there are 134,534,965 Fission Shares issued and outstanding, 6,703,338 Fission Warrants outstanding, and 8,570,250 Fission Options outstanding. Other than the Fission Warrants and Fission Options, there are no other securities convertible or exercisable for Fission Shares;

(g)	the board of directors of Fission (the “Fission Board”):

(i)	has received a verbal opinion from its financial advisor, Dundee Securities Ltd., (the “Fission Financial Advisor”) that the Transaction is fair from a financial point of view to the Fission Shareholders;

(ii)	after consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Fission and the Fission Shareholders; and

(iii)	has, accordingly, approved entering into this letter agreement and making a recommendation to Fission Shareholders that they accept an offer from Denison on the basis set out in this letter agreement (if the Transaction is structured as a take-over bid) or that they approve the Transaction (if the Transaction is structured as a plan of arrangement).

Fission acknowledges and agrees that the above representations and warranties are not the only representations and warranties that it will be required to provide in the Acquisition Agreement and that the Acquisition Agreement will contain additional representations and warranties that are usual and customary in a transaction in the nature of the Transaction.

4.	Representations and Warranties of Denison

Denison represents and warrants to Fission as follows, and acknowledges that Fission is relying upon these representations and warranties in connection with entering into this letter agreement and completing the Transaction as follows:

(a)	Denison’s public record is complete, accurate and up to date and no material change has occurred in the business, operations, affairs or capital of Denison that has not been publicly disclosed;

(b)	Denison has no material liabilities and is not subject to any significant encumbrances or any material litigation that has not been disclosed in the public record;

(c)	there are 388,805,915 Denison Shares issued and outstanding and 15,840,808 Denison Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Denison Shares (including up to 8,827,043 Denison Shares issuable in connection with the publicly disclosed acquisition of JNR Resources Inc. by Denison scheduled to close on or about February 1, 2013); and

(d)	the board of directors of Denison (the “Denison Board”) has approved entering into this letter agreement;

Denison acknowledges and agrees that the above representations and warranties are not the only representations and warranties that it will be required to provide in the Acquisition Agreement and that the Acquisition Agreement will contain additional representations and warranties that are usual and customary in a transaction in the nature of the Transaction.

5.	Transaction Agreements

Denison and Fission will immediately commence to negotiate the terms of the Acquisition Agreement on the basis provided in this letter agreement, and including customary provisions and deal protection mechanisms for an agreement of that nature including, without limitation, conditions to completion of the Transaction, a break fee in the amount of $3,500,000 plus reasonable expenses payable to Denison in certain circumstances including if the Transaction is not completed in certain circumstances, a break fee in the amount of $3,500,000 plus reasonable expenses payable to Fission if the Transaction is not completed in certain circumstances, standstill arrangements, non-solicitation provisions, a right of Denison to match any superior proposals from third parties, restrictions on interim operations by Fission, confirmation of the support of the Fission Board and the Denison Board and representations and warranties in respect of Fission and Denison and their respective properties, assets and liabilities.

Denison and Fission will use their good faith best efforts to enter into the Acquisition Agreement as soon as possible, and in any event by February 28, 2013, and to close the Transaction as soon as possible, and in any event by the Outside Date.

6.	Conduct of Business by Fission

From and after the execution and delivery of this letter agreement by Fission and until the execution of the Acquisition Agreement (which will include comparable provisions) or the Effective Date (whichever first occurs), Fission agrees that it shall:

(a)	conduct its business and affairs and maintain its properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice;

(b)	use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it;

(c)	conduct expenditures and take actions with respect to exploration, development and maintenance of the Waterbury Lake Project consistently with the budget disclosed in the news release of Fission dated January 7, 2013 and not conduct any expenditures on, or make any decisions with respect to, any other projects or properties without the prior written approval of Denison, acting reasonably; provided that Fission shall promptly advise Denison of licence, permit, order, authorization, consent, approval or registration that comes up for renewal or ceases to be in good standing, obtain Denison’s direction, acting reasonably, as to any action to be taken in that regard, and forthwith take any action directed by Denison, acting reasonably;

(d)	not:

(i)	except in connection with completion of the minimum $1,000,000 and maximum $2,000,000 private placement of common share units announced by Fission by news release dated December 31, 2012, issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any Fission Shares or any securities convertible into Fission Shares (other than in connection with the exercise, in accordance with their respective terms, of Fission Options and Fission Warrants) or any additional Fission Options; amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the Fission Options or Fission Warrants; amend or propose to amend its articles or by-laws or other constating documents; or split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of its shares or undertake or propose to undertake any other capital reorganization or change in the Fission Shares, any other of its securities or its share capital;

(ii)	sell, pledge, lease, dispose of or encumber, except in the ordinary course of business consistent with past practice, any assets of Fission;

(iii)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

(iv)	pursue any corporate acquisition, merger or sale of assets or make any other material change to Fission’s business or affairs;

(v)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(vi)	pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Fission’s financial statements filed on SEDAR or incurred in the ordinary course of business consistent with past practice;

(vii)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material licence, lease, permit, material contract or other material document, without first advising Denison, obtaining Denison’s direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Denison, acting reasonably;

(viii)	enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this letter agreement;

(ix)	enter into or adopt any shareholder rights plan or similar agreement or arrangement; or

(x)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Transaction or the transactions contemplated in this letter agreement;

(e)	comply in all material respects with all applicable Laws, including securities Laws and tax Laws; and

(f)	make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated in this letter agreement.

7.	Covenants of Denison

Until the execution of the Acquisition Agreement (which will include comparable provisions) or the termination of this letter agreement, Denison agrees that:

(a)	it shall use reasonable best efforts to preserve intact its business organizations;

(b)	it shall not, directly or indirectly, do or permit to occur any of the following without the prior consent of Fission, such consent not to be unreasonably withheld or delayed:

(i)	amend its articles or by-laws or the terms of the Denison Shares in a manner that could have a material adverse effect on the market price or value of the Denison Shares to be issued in connection with the Transaction;

(ii)	split, consolidate or reclassify any of its shares or undertake any other capital reorganization;

(iii)	reduce capital in respect of the Denison Shares; or

(iv)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Transactions or the transactions contemplated in this letter agreement;

(c)	it shall comply in all material respects with all applicable Laws, including securities Laws and tax Laws; and

(d)	it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated in this letter agreement; and

(e)	if Denison is required pursuant to applicable securities Laws or the requirements of any stock exchange on which its securities are listed or quoted to obtain shareholder approval of the Transaction:

(i)	Denison will obtain an opinion from its financial advisor that the Transaction is fair from a financial point of view to the shareholders of Denison (the “Denison Shareholders”);

(ii)	the Denison Board, after consultation with its financial and legal advisors, will determine that the Transaction is in the best interests of Denison and the Denison Shareholders; and

(iii)	the Denison Board will, accordingly, approve making a recommendation to Denison Shareholders that they vote in favour of the Transaction.

8.	Non-Solicitation

(a)	Except as otherwise provided in this letter agreement, Fission shall not, directly or indirectly, itself or through any of its Representatives:

(i)	solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Fission, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)	engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Denison and its Representatives) regarding any Acquisition Proposal or Potential Acquisition Proposal;

(iii)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Denison, the approval or recommendation of the Transaction by the Fission Board or any of its committees except where a Material Adverse Effect in respect of Denison has occurred and the Fission Board has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with the fiduciary duties of the directors of Fission to continue to recommend the Transaction;

(iv)	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal provided that remaining neutral with respect to an Acquisition Proposal and/or failing to reconfirm its recommendation of this letter agreement and the Transaction for a period of five Business Days following the public announcement of such Acquisition Proposal shall not constitute a breach of this clause (iv) or any other provision of this letter agreement;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(vi)	release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

(b)	Fission shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than Denison or any of its Representatives) by Fission or any of its Representatives with respect to any Acquisition Proposal or any Potential Acquisition Proposal. Fission shall immediately cease to provide any person (other than Denison or any of its Representatives) with access to information concerning Fission in respect of any Acquisition Proposal or any Potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than Denison or any of its Representatives) that has entered into a confidentiality agreement with Fission relating to any Acquisition Proposal or Potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	Fission shall ensure that its Representatives are aware of the prohibitions in this Section 8 and shall be responsible for any breach of this Section 8 by its Representatives.

9.	Notification of Acquisition Proposals

(a)	Fission shall promptly (and in any event within 24 hours) notify Denison, at first verbally and then in writing, of any proposal, inquiry, offer or request received by Fission or its Representatives:

(i)	relating to an Acquisition Proposal that could reasonably lead or be expected to lead to an Acquisition Proposal (a “Potential Acquisition Proposal”);

(ii)	for discussions or negotiations in respect of an Acquisition Proposal or Potential Acquisition Proposal;

(iii)	for non-public information relating to Fission, access to properties, books, records or a list of Fission Shareholders;

(iv)	for representation on the Fission Board; or

(v)	for any material amendments to the foregoing.

(b)	Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of such proposal, inquiry, offer or request, copies of all written communications in respect of such proposal, inquiry, offer, or request, including any term sheet, summary or letter of intent or similar document (including drafts of any term sheet, summary or letter of intent or similar document) relating to such Acquisition Proposal or Potential Acquisition Proposal and such other details of the proposal, inquiry, offer or request that Denison may reasonably request. Fission shall keep Denison promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by Denison with respect thereto.

10.	Responding to Acquisition Proposals and Superior Proposals

(a)	Notwithstanding Section 8(a), following the receipt by Fission of a bona fide written Acquisition Proposal made after the date of this letter agreement (that was not solicited, assisted, initiated, encouraged or facilitated in contravention of Section 8(a)), Fission and its Representatives may:

(i)	contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; and

(ii)	if the Fission Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties, for one period of ten consecutive Business Days only:

A.	furnish information with respect to Fission to the person making such Acquisition Proposal and its Representatives and allow such person and its Representatives access to Fission’s facilities and properties only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to Fission than those contained in the Confidentiality Agreement (except that it shall permit the disclosure to Denison required by Section 9 and this Section 10), provided that Fission sends a copy of such confidentiality agreement to Denison promptly following its execution and Denison is promptly provided with a list of, and access to (to the extent not previously provided to Denison), the information provided to such person; and

B.	engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives, provided that all such access and discussions should cease during the Match Period (as defined below);

provided that, for greater certainty, the limitation to one period of ten consecutive Business Days in clause 10(a)(ii), shall not apply to a person who makes a new or amended Acquisition Proposal described in the first four lines of clause (a) following a determination that the person’s initial (or previous) Acquisition Proposal ceased to be a Superior Proposal as a result of the amendment of the Transaction as contemplated in clause (c).

(b)	Notwithstanding Section 8(a), Fission may (x) enter into an agreement (other than a confidentiality agreement contemplated by Section 10(a)(ii)A) with respect to an Acquisition Proposal that is a Superior Proposal and/or (y) withdraw, modify or qualify its approval or recommendation of the Transaction and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(i)	Fission shall have complied with its obligations under Sections 8 and 9 and this Section 10;

(ii)	the Fission Board has, determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal (disregarding, for the purpose of such determination, any terms of such Acquisition Proposal that provides for a due diligence investigation) is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iii)	Fission has delivered written notice to Denison (A) of the determination of the Fission Board that the Acquisition Proposal is a Superior Proposal, and (B) of the intention of the Fission Board to approve or recommend such Superior Proposal and/or of Fission to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement that is capable of acceptance by Fission after consultation with its financial advisors (the “Superior Proposal Notice”);

(iv)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by Denison, which five-Business Day period is referred to as the “Match Period”;

(v)	if Denison has offered to amend the terms of the Transaction and this letter agreement during the Match Period as set out below and such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Transaction and this letter agreement offered by Denison at the termination of the Match Period; and

(vi)	Fission terminates this letter agreement pursuant to Section 11(f)(iii) and Fission has previously paid or, concurrently with termination, pays the Termination Payment to Denison.

(c)	During the Match Period, Denison shall have the opportunity, but not the obligation, to offer to amend the terms of the Transaction and this letter agreement and Fission shall cooperate with Denison with respect thereto, including negotiating in good faith with Denison to enable Denison to make such amendments to the Transaction and this letter agreement as Denison deems appropriate as would enable Denison to proceed with the Transaction on such adjusted provisions. The Fission Board shall review any such offer by Denison to amend the terms of the Transaction and this letter agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Denison’s offer to amend the Transaction and this letter agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Transaction and this letter agreement offered by Denison. If the Fission Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Denison shall amend the Transaction and Fission and Denison shall enter into an amendment to this letter agreement, or shall enter into an Acquisition Agreement, reflecting the offer by Denison to amend the terms of the Transaction and this letter agreement.

(d)	The Fission Board shall reaffirm its recommendation of the Transaction by news release promptly after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the Fission Board determines that a proposed amendment to the terms of the Transaction and this letter agreement would result in the Acquisition Proposal not being a Superior Proposal and Denison has so amended the terms of the Transaction; or (iii) the written request of Denison given on or within five Business Days ending the Business Day before a meeting of Fission Shareholders called to consider approving the Transaction (if the Transaction is structured as a plan of arrangement) or the expiry date of the bid ( if the Transaction is structured as a take-over bid). Denison and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release and Fission shall incorporate all reasonable comments made by Denison and its legal advisors.

(e)	Nothing in this letter agreement shall prevent the Fission Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal or from calling a meeting of Fission Shareholders in response to a valid requisition of a shareholders’ meeting from a Fission Shareholder. Denison and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such response prior to its printing, publication or announcement and Fission shall incorporate all reasonable comments made by Denison and its legal advisors.

(f)	Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 10(b).

11.	Termination

This letter agreement may be terminated at any time prior to execution of the Acquisition Agreement:

(a)	by mutual written agreement of Denison and Fission;

(b)	by Denison if any consent or approval referred to in Section 3(d) is not obtained in a form satisfactory to Denison, acting reasonably, it being understood that Denison shall be entitled to terminate this Agreement if any consent or approval of the counterparty to the joint venture agreement for the Waterbury Lake Project is required and not obtained, or if the consummation of any of the transactions contemplated in this letter agreement would give such counterparty the right to acquire any additional interest in the Waterbury Lake Project and such right is not unconditionally and irrevocably waived in manner satisfactory to Denison in its sole discretion;

(c)	by Denison or Fission if the Transaction has not been completed by the Outside Date otherwise than as a result of the breach by the terminating party of any covenant or obligation under this letter agreement or as a result of any representation or warranty of the terminating in this letter agreement being untrue or incorrect in a material respect; provided, however, that if completion of the Transaction is delayed by (i) an injunction or order made by a Regulatory Authority of competent jurisdiction, or (ii) Denison not having obtained any regulatory waiver, consent or approval which is necessary to permit Denison to complete the Transaction, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, Fission shall not be entitled to terminate this letter agreement pursuant to this clause (c) until the earlier of September 30, 2013 and the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(d)	by either Denison or Fission if any Regulatory Authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(e)	by either Denison or Fission (the “non-defaulting party”) at any time if:

(i)	the other party (the “defaulting party”) is in default of any material covenant or obligation under this letter agreement, or

(ii)	any representation or warranty of the defaulting party shall have been at the date hereof untrue or incorrect in any material respect or shall have become untrue or incorrect in any material respect at any time prior to execution of the Acquisition Agreement, except for such inaccuracies in the representations and warranties, which individually or in the aggregate, would not reasonably be expected, in the case of Denison, to have a Material Adverse Effect in respect of Fission or prevent or materially delay the consummation of the transactions contemplated herein, or, in the case of Fission, prevent or materially delay the consummation of the transactions contemplated herein, provided that the non-defaulting party shall be required to deliver written notice to the defaulting party specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which such non-defaulting party is asserting as the basis for the right of termination and shall be entitled to terminate this Agreement pursuant to this clause (c) only if such default or breach shall not have been cured by the close of business on the third Business Day after the delivery of such notice;

(f)	by Denison if:

(i)	the Fission Board withdraws, modifies, changes or qualifies its approval or recommendation of this letter agreement or the Transaction in any manner adverse to Denison;

(ii)	the Fission Board fails to publicly affirm its approval or recommendation of this letter agreement or the Transaction within five calendar days of any written request to do so by Denison;

(iii)	the Fission Board recommends or approves an Acquisition Proposal;

(iv)	the Fission Board has resolved to do either (i) or (iii) above; or

(v)	Fission is in material default of any covenant or obligation under Sections 8, 9 or 10;

(g)	by Fission if Denison is required pursuant to applicable securities Laws or the requirements of any stock exchange on which its securities are listed or quoted to obtain shareholder approval of the Transaction and the Denison Board withdraws, modifies, changes or qualifies its approval or recommendation that Denison Shareholders vote in favour of the Transaction in any manner adverse to Fission;

(h)	by Fission if Fission enters into a definitive agreement with respect to a Superior Proposal, provided Fission has paid to Denison the Termination Payment in compliance with Section 12(a) and provided Fission is not in breach of any of its covenants or obligations under this Agreement; and

(i)	by Denison or Fission if Denison elects not to match a Superior Proposal in accordance with the terms of Section 10(b), provided Fission has paid to Denison the applicable Termination Payment in compliance with Section 12(a).

12.	Termination Payment

(a)	Denison shall be entitled to be paid the Termination Payment upon the occurrence of any of the following events (each a “Denison Termination Payment Event”), which Fission shall pay to Denison by wire transfer in immediately available funds to an account specified by Denison, within the time specified in respect of each such Denison Termination Payment Event:

(i)	this letter agreement is terminated by Denison pursuant to Section 11(e) or 11(f), in which case Fission shall pay the Termination Payment to Denison by 1:00 p.m. (Toronto time) on the first Business Day following such termination;

(ii)	this letter agreement is terminated by Fission pursuant to Section 11(h) or 11(i), in which case Fission shall pay the Termination Payment to Denison prior to or concurrently with such termination; and

(iii)	this letter agreement is terminated by Denison pursuant to Section 11(c) and if, on or after the date of this letter agreement and prior to the Outside Date, an Acquisition Proposal is publicly announced and not publicly withdrawn or abandoned prior to the Outside Date and within 12 months following such termination any definitive agreement in respect of any Acquisition Proposal is entered into, in which case Fission shall pay the Termination Payment on the date such definitive agreement is entered into.

(b)	Fission shall be entitled to be paid the Termination Payment if Fission terminates this letter agreement pursuant to Section 11(e) or 11(g) (each a “Fission Termination Event”), in which case Denison shall pay the Termination Payment to Fission by wire transfer in immediately available funds to an account specified by Fission by 1:00 p.m. (Toronto time) on the first Business Day following such termination.

13.	Effect of Termination

Where a Denison Termination Event or a Fission Termination Event occurs, the Termination Payment to be received pursuant to Section 12(a) or Section 12(b), as applicable, shall be in consideration of the disposition of the terminating party’s rights under this letter agreement and shall be the sole remedy in compensation for damages of the terminating party and its Affiliates with respect to the event or events giving rise to the termination of this Agreement and the resulting Denison Termination Event or a Fission Termination Event, as applicable; provided, however, that nothing contained in this Section 13, and no payment of any Termination Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this letter agreement. In the event of termination of this Agreement pursuant to Section 11, this letter agreement shall be of no further force and effect, except that Section 12, this Section 13 and Section 15 shall survive the termination of this Agreement.

14.	Remedies

Subject to Section 13, each of Fission and Denison acknowledges and agrees that an award of money damages would be inadequate for any breach of this letter agreement by any party or its Representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, Fission and Denison agree that, in the event of any breach or threatened breach of this letter agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this letter agreement, but will be in addition to all other remedies available at law or equity to each of the parties.

15.	General

(a)	Subject to Section 2(c)(i), the parties agree that all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses. Fission represents and warrants to Denison that, with the exception of the Fission Financial Advisor and its Affiliates, the fees and expenses of which shall be the responsibility of Fission, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Fission.

(b)	This letter agreement may not be amended except by an instrument in writing signed by both of the parties.

(c)	At any time prior to the termination of this Agreement pursuant to Section 11, either party may: (i) extend the time for the performance of any of the obligations or other acts of the other party; or (ii) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit. No waiver by either party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this letter agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this letter agreement.

(d)	Any notice, consent, waiver, direction or other communication required or desired to be given under this Agreement by a party (a “notice”) shall be in writing and may be given by facsimile transmission or by courier addressed to the party to which the notice is to be given at its address for service as provided below. Any notice shall, if couriered, be deemed to have been given and received on the date on which it was couriered to the address as provided below; provided that if such day is not a Business Day it will be deemed to have been given and received on the next day that is a Business Day, and if sent by facsimile transmission, be deemed to have been given and received on the day of receipt; provided that if such day is not a Business Day it will be deemed to have been given and received on the next day that is a Business Day, in each case provided that if the notice is actually received after 4:30 p.m. (Toronto time) on a Business Day, it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(i)	For Fission:

Fission Energy Corp.

700—1620 Dickson Avenue

Kelowna, BC V1Y 9Y2

Attention: Devinder Randhawa, Chairman and Chief Executive Officer

Fax: (250) 868-8493

With a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street

Suite 2600, Three Bentall Centre

Vancouver BC V7X 1L3

Attention: Bob Wooder

Fax: (604) 631-3309

(ii)	For Denison:

Denison Mines Corp.

595 Bay Street

Suite 402

Toronto, Ontario M5G 2C2

Attention: Ron F. Hochstein, President and Chief Executive Officer

Fax: (416) 979-5893

With a copy to:

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention: Gordon R. Chambers

Fax: (778) 776-1764

(e)	If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this letter agreement.

(f)	This letter agreement and the Confidentiality Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

(g)	This letter agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This letter agreement may not be assigned by a party without the prior written consent of the other party.

(h)	This letter agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

(i)	This letter agreement is not intended to confer on any person other than the parties any rights or remedies.

(j)	Time shall be of the essence in this Agreement.

(k)	This letter agreement may be executed in counterparts and when so executed shall constitute one document, notwithstanding that the parties are not signatories to the same counterpart.

[Remainder of page intentionally left blank]

Please confirm your agreement to be bound by the terms and conditions of this letter agreement by countersigning and returning a copy of this letter agreement to the undersigned.

Yours truly,

DENISON MINES CORP.

By:	/s/ Ron F. Hochstein
Ron F. Hochstein
President and Chief Executive Officer

Confirmed and agreed to this 16th day of January, 2013

FISSION ENERGY CORP.

By:	/s/ Ross McElroy
Ross McElroy President and Chief Operating Officer

SCHEDULE A

Fission Support Agreement

[See attached.]

SUPPORT AGREEMENT

THIS AGREEMENT is made as of the             day of January, 2013.

BETWEEN:

(the “Shareholder”)

- and –

DENISON MINES CORP., a corporation incorporated under the Business Corporations Act (Ontario)

(the “Purchaser”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Fission Energy Corp. (the “Company”), a corporation existing under the laws of Canada, set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS the Shareholder is the holder of that number of options to acquire Shares (the “Options”), if any, set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS the Purchaser and the Company entered into a binding letter agreement dated January 16, 2013 (the “Letter Agreement”) and propose to negotiate and enter into a definitive acquisition agreement (the “Arrangement Agreement”) which will supersede the Letter Agreement;

AND WHEREAS the Letter Agreement contemplates an arrangement whereby the Purchaser will acquire, directly or through a wholly owned subsidiary, all of the Shares and the Company will concurrently “spin-out” certain of its assets to the Company’s shareholders (collectively, the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Purchaser has been induced to continue to negotiate the Arrangement Agreement and to pursue the completion of the Arrangement by the execution and delivery of this Agreement by the Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Letter Agreement shall have the respective meanings ascribed to them in the Letter Agreement.

For the purposes of this Agreement:

“Subject Securities” means, collectively, the Shareholder’s Subject Shares, Subject Options and Subject Warrants;

“Subject Options” means that number of Options set forth on the Shareholder’s signature page attached to this Agreement, if any, being all of the Options owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction;

“Subject Shares” means that number of Shares set forth on the Shareholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Shares issued upon the exercise by the Shareholder of Options or otherwise acquired by the Shareholder after the date hereof; and

“Subject Warrants” means that number of Warrants set forth on the Shareholder’s signature page attached to this Agreement, if any, being all of the Warrants owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction.

ARTICLE 2

COVENANTS

Section 2.1        General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders or optionholders or warrantholders of the Company called to vote upon the Letter Agreement, the Arrangement Agreement, the Arrangement or the transactions contemplated thereby or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect thereto is sought, the Shareholder shall, to the extent the Shareholder is entitled to vote thereon, cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities in favour of the approval of the Letter Agreement, the Arrangement Agreement, the Arrangement and any other matter necessary for the consummation of the Arrangement;

(b)	at any meeting of shareholders or optionholders or warrantholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or optionholders or warrantholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall, to the extent the Shareholder is entitled to vote thereon, cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Letter Agreement, the Arrangement Agreement or the Arrangement;

(c)	subject to Section 5.1, the Shareholder shall not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and shall not permit any such Person to:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the Transaction;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal; or

(v)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(d)	the Shareholder will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of this Agreement with any Person (other than the Purchaser) by such Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents in with respect to any potential Acquisition Proposal, whether or not initiated by the Shareholder or any of its officers, directors, employees, representatives or agents;

(e)	the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any Person, other than pursuant to the Letter Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement;

(f)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which is reasonably likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Letter Agreement;

(g)	the Shareholder shall, as a holder of Subject Securities, reasonably cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Letter Agreement and this Agreement and to oppose any of the matters listed in Section 2.1(b);

(h)	the Shareholder shall not exercise any rights of appraisal or rights of dissent from the Arrangement or the transactions contemplated by the Letter Agreement that the Shareholder may have; and

(i)	without limiting the generality of Section 5.2, no later than five Business Days prior to the date of the Meeting: (i) with respect to any Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement; and (ii) with respect to any Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked without the written consent of the Purchaser.

Section 2.2        Co-operation/Alternative Transaction

If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Letter Agreement (including, without limitation, a take-over bid) whereby the Purchaser and/or its affiliates effectively provide the shareholders of the Company with consideration for each Subject Share at least equal to (i) 0.355 common shares of the Purchaser, plus (ii) a pro rata interest in the Spinco Assets, and otherwise on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Letter Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement.

Section 2.3        Covenants of the Purchaser

The Purchaser agrees to comply with its obligations under the Letter Agreement. The Purchaser hereby agrees and confirms to the Shareholder that it shall take all steps required of it to consummate the Arrangement and cause the consideration payable to the Shareholder for the Subject Securities to be made available, in each case in accordance with and subject to the terms and conditions of the Letter Agreement and the Arrangement. The Purchaser hereby covenants and agrees that it shall not, without the prior written consent of the Shareholder: (i) decrease the consideration payable per Share pursuant to the Arrangement; (ii) change the amount or form of consideration payable pursuant to the Arrangement (other than to increase the total consideration per Share or to add additional consideration); (iii) impose additional conditions to completion of the Arrangement; or (iv) otherwise vary the Arrangement or any terms or conditions thereof in a manner that is adverse to shareholders of the Company.

Section 2.4        Definitive Agreement

The Shareholder acknowledges that the Purchaser and the Company intend to negotiate and enter into a definitive acquisition agreement (the “Arrangement Agreement”), which will be consistent with the Letter Agreement but which will set out more detailed provisions regarding the Arrangement. The Shareholder agrees that this Agreement shall continue in full force and effect notwithstanding the Purchaser and the Company entering into the Arrangement Agreement and the Arrangement Agreement thereby superseding the Letter Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1         Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Letter Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes its legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	Ownership of Shares and Other Securities. The Shareholder is the sole registered and/or beneficial owner of its Subject Securities. The Shareholder does not own or have any interest in any other securities of the Company. The Shareholder is and will be immediately prior to the Effective Date, the registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens.

(d)	No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound,

(ii)	require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake) or permit, authorization, consent or approval of, any Governmental Entity or any other Person, or

(iii)	subject to compliance with any approval or Laws contemplated by the Letter Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets, in each case other than as would not be reasonably expected to have a materially adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(e)	No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Letter Agreement.

(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)	Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

(i)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any material manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Subject Securities.

Section 3.2         Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. The Purchaser validly subsists under the laws of Ontario and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)	Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

ARTICLE 4

TERMINATION

Section 4.1         Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Purchaser and the Shareholder;

(b)	by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects; or (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Letter Agreement; provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured by the Purchaser within 10 Business Days of the date such notice was received by the Purchaser;

(c)	by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser have notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within 10 Business Days of the date such notice was received by the Shareholder; or

(d)	by the Purchaser or the Shareholder, as the case may be, if the Letter Agreement or the Arrangement Agreement is terminated in accordance with its terms.

Section 4.2         Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Shareholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities or, if applicable, to withdraw any deposited Subject Securities to any take-over bid.

ARTICLE 5

GENERAL

Section 5.1         Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholder in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his fiduciary duties as a director or officer of the Company.

Section 5.2         Further Assurances

Each of the Shareholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3         Disclosure

Each of the Shareholder and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any news release or any circular relating to the Meeting. The parties shall coordinate in the making and dissemination of any public announcement relating to the subject of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, the Shareholder shall not make any public announcement or statement with respect to this Agreement without the approval of the Purchaser, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Purchaser prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4         Time

Time shall be of the essence in this Agreement.

Section 5.5         Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein.

Section 5.6         Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Letter Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7         Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8         Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.9         Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Shareholder.

Section 5.10         Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.11         Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	the Purchaser, addressed as follows:

Denison Mines Corp.

595 Bay Street

Suite 402

Toronto, Ontario , Canada

M5G 2C2

Attention:    Ron F. Hochstein, President and Chief Executive Officer

Facsimile:    (416) 979-5893

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, 885 West Georgia Street

Vancouver, British Columbia, Canada

V6C 3E8

Attention:    Gordon R. Chambers

Facsimile:    (778) 776-1764

(b)	the Shareholder, as set forth on the signature page to this Agreement.

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.12         Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.13         Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.14         Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

DENISON MINES CORP.

By:
Name:
Title:

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:
Facsimile:

(Number of Shares Held)

(Number of Options Held)

(Number of Warrants Held)

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

SCHEDULE B

Definitions

“Affiliate” has the meaning given to it in the Securities Act;

“Acquisition Proposal” means:

(l)	any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Fission;

(m)	any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Fission representing 20% or more of the assets, revenues or earnings of Fission;

(n)	any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Fission representing 20% or more of the issued and outstanding equity or voting interests of Fission;

(o)	any transaction or series of transactions involving Fission that is similar to any of the foregoing clauses (a) to (c), inclusive; and

(p)	any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing.

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Vancouver, British Columbia are open for the conduct of business;

“Confidentiality Agreement” means the confidentiality agreement made with effect as of the 23rd day of November, 2012 between Denison and Fission;

“Effective Date” means the closing date of the Transaction, which shall be no later than the Outside Date, subject to extension pursuant to Section 11(c);

“Law” means any applicable laws, including international, national, federal, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, forms, ordinances, or other requirements of any Regulatory Authority having the force of law;

“Material Adverse Effect” means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

(a)	relating to the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general;

(b)	affecting the uranium mining industry or nuclear power generation industry in general;

(c)	relating to a change in the market trading price of shares of that person, either:

(i)	related to this letter agreement and the Transaction or the announcement thereof, or

(ii)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a) or (b), above, or clause (d), below; or

(d)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such person, any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) Denison and its subsidiaries, taken as a whole, or disproportionately adversely affect Denison and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

“Outside Date” means July 31, 2013, subject to extension pursuant to Section 11(c);

“Regulatory Authority” means:

(a)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSX Venture Exchange;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

“Securities Act” means the Securities Act (British Columbia);

“Superior Proposal” means a bona fide Acquisition Proposal that:

(a)	is made in writing after the date of this letter agreement;

(b)	was not solicited after the date of this letter agreement in contravention of Section 8 and did not result from the breach of Section 8, 9 or 10 by Fission or its Representatives;

(c)	is made for all or substantially all of the assets of Fission or all Fission Shares not owned by the person making such Acquisition Proposal;

(d)	in the good faith determination of the Fission Board and in the proper discharge of its fiduciary duties, after consultation with its outside legal and financial advisors:

(i)	would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Transaction (including any amendment to the Transaction offered by Denison pursuant to Section 10) taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Fission Board);

(ii)	complies with applicable Law;

(iii)	is not subject to a due diligence condition;

(iv)	is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(v)	in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such Acquisition Proposal that such financing is available subject to customary conditions; and

(e)	that the taking of action in respect of such Acquisition Proposal is necessary for the Fission Board in the discharge of its duties under applicable Law; and

“Termination Payment” means a payment in the amount of $3,500,000.

SCHEDULE C

Retained Interests

Property	Status	Joint Venture (JV) Partner	Fission %
Athabasca Basin, Saskatchewan
Waterbury Lake	JV	KEPCO	60.0%
Waterbury North			100.0%
Waterbury West			100.0%
Torwalt Lake			100.0%
Zoo Bay			100.0%
Riou Lake			100.0%
Davy Lake			100.0%
Minor Bay			100.0%
Waterfound	JV	Uranium One	56.6%
Fisher			100.0%
Johnston Lake	JV	Denison	75.0%
Gumboot			100.0%
Fireweed			100.0%
Darby	JV	Uranium One	56.6%
Candle	JV	Uranium One/JCU	42.5%
Packrat			100.0%
Marten	JV	JOGMEC	50.0%
Black Bear			100.0%
Wolverine	JV	JOGMEC	50.0%
Richmond Lake			100.0%
Lynx	JV	Uranium One	56.6%
Moon Lake	JV	Uranium One	56.6%
Central Saskatchewan
Duddridge Lake			100.0%
Hornby Bay Basin, Nunavut
Dismal Lake – PAT	JV	Canterra	50.0%
Dismal Lake – UR	JV	Canterra	50.0%
Kendall	JV	Canterra	50.0%
Mountain Lake	JV	Canterra	50.0%
Mountain Lake – UR	JV	Canterra	50.0%
Gayot Basin, Quebec
Dieter Lake			100.0%
Namibia
Dome	JV	Manica/Rio Tinto	71.0%
Kaoko	JV	Manica	71.0%

SCHEDULE D

Joint Venture Agreements

Part A – Joint Venture Agreements Governing the Retained Interests

Namibia

1. Earn-in Shareholders Agreement among [name of counterparty redacted], Pitchstone Exploration Ltd., Pitchstone Exploration Namibia (Pty) Ltd., [name of counterparty redacted] dated March 22, 2012.

2. Letter Agreement dated January 18, 2007 among Pitchstone Exploration Ltd., Manica Minerals Limited and Cheetah Minerals Exploration Ltd. as amended by the Letter Agreement dated September 24, 2008.

Athabasca Basin, Saskatchewan

3. Joint Venture Agreement between Pitchstone Exploration Ltd. and [name of counterparty redacted] dated December 13, 2010.

4. Unanimous Shareholders Agreement between Fission Energy Corp., [name of counterparty redacted] and [name of counterparty redacted] dated August 16, 2010.

5. Operator Services Agreement between Fission Energy Corp., [name of counterparty redacted], [name of counterparty redacted] and [name of counterparty redacted] dated August 16, 2010.

6. Limited Partnership Agreement between Fission Energy Corp., [name of counterparty redacted], [name of counterparty redacted] and [name of counterparty redacted] dated August 16, 2010.

a) Fission is required to provide a notice to all parties as follows: if Fission has knowledge of a transaction that could reasonably be expected to result in change of control of Fission Energy Corp., then Fission shall promptly give notice to the other partners of details of such transaction; provided however that if Fission Energy Corp. is restricted from making such disclosure to the other partners by reason of confidentiality obligation to a third party then Fission Energy Corp. shall use its commercially reasonable efforts to obtain consent of the third party to make such disclosure to the other partners; all in accordance with confidentiality clause of this Limited Partnership Agreement.

7. Letter Agreement between Pitchstone Exploration Ltd. and Denison Mines Corp. regarding Johnson Lake Property dated March 13, 2009.

8. Letter Agreement dated March 11, 2009 between Pitchstone Exploration Ltd. and Japan Oil, Gas and Metals National Corporation regarding the Wolverine-Marten Project as amended by the Letter Agreement dated March 31, 2010.

9. Joint Venture Agreement between [name of counterparty redacted] and Pitchstone Exploration Ltd. dated January 1, 2007.

Hornby Bay Basin, Nunavut

1. [Name of project redacted] Joint Venture Agreement between [name of counterparty redacted] and Pitchstone Exploration Ltd. dated May 9, 2005.

2. [Name of project redacted] Joint Venture Agreement between [name of counterparty redacted] and Pitchstone Exploration Ltd. dated May 9, 2005 as amended by the Amending Letter dated September 21, 2005.

3. [Name of project redacted] Joint Venture Agreement between [name of counterparty redacted] and Pitchstone Exploration Ltd. dated May 9, 2005.

Part B – Joint Venture Agreements Governing the Spinco Interests

1. Amended and Restated Joint Venture Agreement between ESO Uranium Corp. and Fission Energy Corp. dated April 16, 2012.